FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                     Pursuant to Rule 13a-16 or 15d-16 Under
                       The Securities Exchange Act of 1934

For February 13, 2003
Commission File Number: 0-30868

                          Crosswave Communications Inc.
                 (Translation of registrant's name into English)
  Crest Yasuda Bldg., 3-21 Kanda Nishiki-cho, Chiyoda-ku, Tokyo 101-0054, Japan
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form

                        20-F [ X ] Form 40-F [ ]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as per-mitted by Regulation S-T Rule 101(b)(1): [ ]

     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as per-mitted by Regulation S-T Rule 101(b)(7): [ ]

     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the reg-istrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a mate-rial event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes [  ]                No [ X ]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- -------------

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATMENT ON FORM F-3 (FILE NO. 333-101358) OF CROSSWAVE COMMUNICATIONS INC. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

                                  EXHIBIT INDEX


    Exhibit     Date                      Description of Exhibit
    -------     ----                      ----------------------
       1       02/13/2003   Crosswave's Performance Continues to Improve in the
                            3rd Quarter of Fiscal Year 2002


EXHIBIT 1

( BW)(CROSSWAVE-COMMUNICATIONS)(CWCI)(IIJI) Crosswave's Performance Continues to Improve in the 3rd Quarter of Fiscal Year 2002

    Business Editors

   TOKYO & NEW YORK--(BUSINESS WIRE)--Feb. 11, 2003--Crosswave
Communications Inc. (NASDAQ: CWCI) ("Crosswave"), a pioneer in broadband data communications in Japan, today announced its financial results for the third quarter of the fiscal year ending March 31, 2003
("fiscal 2002").
    All figures are unaudited and prepared in accordance with accounting principles generally accepted in the United States for interim financial information. On February 12, 2003 at 9 a.m. (EST), Crosswave's President, Koichi Suzuki, CEO Akio Onishi, and CFO Yasuharu Fushimi will host a conference call to discuss the financial results. The conference call will be simultaneously webcast at www.vcall.com and the replay will be available at Crosswave's URL: www.cwc.co.jp/en/.

    3Q02 Results Summary

    -- 3Q02 revenues grew steadily to JPY 4,900 million (US$41.3 million)(*1), increasing 13.5 % from JPY 4,317 million in 2Q02 and 65.3 % from JPY 2,964 million in 3Q01. The increase is mainly due to the growth in demand for Platform-type Network services.

    -- The number of customers contracting for Platform-type Network services increased to 348 in 3Q02 from 298 in the previous quarter. Revenue for the quarter from the flagship service recorded a 14.6% increase from 2Q02 to JPY 2,627 million (US$22.1 million).

    -- 3Q02 adjusted EBITDA (*2) continued to improve as losses decreased to JPY 1,439 million (US$12.1 million) from a loss of JPY 1,847 million in 2Q02. The Company expects its adjusted EBITDA to turn positive in the next fiscal year.

    -- 3Q02 net loss decreased to JPY 3,494 million (US$29.4 million) compared to JPY 3,821 million in 2Q02. The Company maintains its target to achieve positive net income for fiscal year 2004.

    (*1)The translations of Japanese yen amounts into US dollar amounts are included solely for the convenience of readers outside Japan and have been made at the rate of JPY 118.75 = $1, the approximate rate of exchange on December 31, 2002.

    (*2)Adjusted EBITDA represents operating income (loss) before depreciation and amortization.

    Overview and Outlook

    Market Overview

    "Although Japan's general economy remains weak, the corporate sector has been very active in renewing IT systems and networks," said Koichi Suzuki, President of Crosswave. "Continued growth in broadband access penetration is rapidly expanding the borders of the corporate data communications market. Alternative network solutions and outsourcing will be the key to growth in such a market, as we expect the outsourcing market to continue to grow significantly. In order to access this new market, it is critical to have the ability to provide not only the space but also the network, facilities and engineering resources to satisfy corporate outsourcing needs. Crosswave recently opened two major data center facilities in Japan which are designed and constructed for the complete relocation of corporate IT functions to data centers on our backbone network. These new data centers offer corporate customers full scale outsourcing for their network operations based on our strategy for systems and network operation. We strongly believe that they will contribute to sustainable growth for Crosswave."

    Business Outlook

    "The potential market for Crosswave is enormous," said Akio Onishi, CEO of Crosswave. "The corporate data communications market has rapidly expanded to include mid-size and small-size corporations, who are now starting to use Wide-Area Networks and systems outsourcing services. In addition, traditional services such as frame-relay services have been replaced by platform-type services like the Wide-area Ethernet Platform services. We plan to increase the size of our customer base by combining the provision of our own network infrastructure with various high-end value-added services. Crosswave launched a series of value-added options improving the manageability, quality and usability of our Platform type Network services during the second half of 2002. We expanded the service line-up of our Wide-area IP Platform Service, with the most recent service additions implemented in 3Q02. As a result, the size of our customer base has expanded in line with our expectations in 3Q02. We are confident that our business strategy is solid and will enhance our performance going forward."
    "Crosswave continued to improve its financial performance in 3Q02 despite the fact that sales growth was lower than expected as a result of the current difficult business environment," said Yasuharu Fushimi, CFO of Crosswave. "3Q02 revenues increased compared to 3Q01 and 2Q02 due to the expansion of usage by existing customers and acquisition of new customers. Our cost structure also improved, and our operating loss steadily decreased as a result. We maintain our target that adjusted EBITDA will turn positive in Fiscal Year 2003."

    3Q02 Operating Highlights

    Launch of new data center service, "Resource on Demand DC Service"

    In November 2002, Crosswave announced that together with Internet Initiative Japan Inc. ("IIJ"), the companies will provide a new data center service, "Resource on Demand DC Service". Locating data centers on the robust data communications networks that Crosswave operates enables corporate users to redesign their systems operations. Systems managers will be free from network provisioning constraints once their entire system resides on our data center facility. Also, since our data centers are connected by the ethernet platform, they will provide backup support for one another. System managers will also be free from recovery site construction. Data storage, applications, servers and engineering capabilities will be provided on demand, limitlessly and in a timely manner, in this service framework. The service will be provided at Crosswave's newly opened data center facilities at Yokohama and Saitama as well as other centers.

    Start of Data Center Operations in Yokohama and Saitama

    On February 1, 2003, Crosswave celebrated the grand opening of its data center facilities in the cities of Yokohama and Saitama, Japan. In response to the growing awareness of the need to secure business continuity even when faced with disasters and breakdowns, the new data centers are seismic-structured with a detailed disaster recovery plan. New centers are designed to accommodate not only the systems space but also provide the office space to fully support the relocation of customers' systems operation requirement.

    New Service Line-up for "Wide-area IP Platform Service"

    Crosswave expanded the service line-up of its Wide-area IP Platform service on December 1, 2002. Crosswave's Wide-area IP Platform offers affordable ADSL lines that can comprise a customer's national private network using our nationwide network connectivity. Even the smallest of offices can be now wired to a corporate network.

    Continuous Expansion of Customer Base

    The total number of our customers grew to 384 in 3Q02 increasing 22.7% from 313 in 2Q02. The majority of these customers use the Wide-area Ethernet Platform service and most of them concurrently use the value-added services. The new customers include leading Japanese companies in various sectors such as Kyushu Oil Co.,Ltd., Fuso Publishing Inc., Pia Corporation, the most well-known ticketing and publishing company in Japan, and Soliton Systems K.K., one of the leading network integrators in Japan. Expansion of our customer base reflects the increasing demand for data communications infrastructure as well as Crosswave's reputation in the market. We expect our customer base to grow further due to the introduction of the newly completed data center services and the strong relationships with our sales partners including Hitachi, NEC, NTT Data, Fujitsu, and IIJ.

Number of Customers
                                                        3Q02 2Q02 3Q01
----------------------------------------------------------------------
Total Number of Customers                               384  313  191
----------------------------------------------------------------------
Number of Customers for Platform-type Network Services:
Number of customers contracting for service             348  298  179
Number of customers using service                       314  276  163
----------------------------------------------------------------------

    ADR Ratio Change

    Crosswave announced on January 28, 2003, that an ADR ratio exchange is scheduled for February 18, 2003. The ratio will be changed from one ordinary share per two hundred ADRs to one ordinary share per twenty ADRs. Crosswave believes that the ratio change is in the best interest of its shareholders, as it will assist the Company in meeting its continued listing requirements on the NASDAQ National Stock Market.

    Discussion with PoweredCom

    Crosswave, together with IIJ, agreed with PoweredCom, Inc. ("PoweredCom") to extend the period for discussion regarding a possible integration of their businesses until the end of March 2003.

    3Q02 Financial Results

    Revenues:

    3Q02 total revenues amounted to JPY 4,900 million, an increase of 13.5% from 2Q02 and of 65.3% from 3Q01.

Revenue Breakdown (JPY million)

                                                 3Q02   2Q02   3Q01
----------------------------------------------------------------------
Total Network services                          4,428   3,906   2,633
   Platform-type Network services               2,627   2,292   1,212
----------------------------------------------------------------------
Data Center and related services                  472     411     331
----------------------------------------------------------------------
Total Revenues                                  4,900   4,317   2,964
----------------------------------------------------------------------

    Total Network services revenues increased to JPY 4,428 million in 3Q02 from JPY 3,906 million in 2Q02 and from JPY 2,633 million in 3Q01. The increase is due to the steady increase in sales of Platform-type Network services from JPY2,292 million in 2Q02 and JPY1,212 million in 3Q01 to JPY 2,627 million in 3Q02. We expect further growth of Wide-area IP Platform service which has been recently expanded its service line-up.
    Data Center and related service revenues increased to JPY 472 million in 3Q02 from JPY 411 million in 2Q02. The increase is due to the sale of equipment relating to data centers. The Company expects to see significant growth of racks and spaces in data centers starting in 4Q02 due to the opening of new data centers in Yokohama and Saitama.

    Operating costs and expenses:

    The cost of data communication services increased slightly by 2.5% to JPY 5,650 million in 3Q02 from JPY 5,510 million in 2Q02. The sequential cost increase was primarily due to an increase in local access charges. Costs increased slower than revenues due to the shift to NNI (Network-Network-Interface) connections and the discounting of some local access lines, UNI (User-Network-Interface) lines, which Crosswave leases for back-up use.
    Depreciation and amortization expenses slightly increased by 2.3% from 2Q02 to JPY 1,604 million in 3Q02. The sequential increase is mainly due to equipment purchases relating to the nationwide network.
    Sales and marketing expenses increased 22.3% from 2Q02 to JPY407 million in 3Q02. This increase was caused mainly by the increase in sales promotion-related expenses.
    General and administrative expenses decreased 12.1% from 2Q02 to JPY 282 million in 3Q02 primarily due to a decrease in outsourcing expenses.
    The increase in other expenses primarily reflected an increase in interest expenses.

    Net loss:

    Net loss for 3Q02 narrowed to JPY 3,494 million from JPY 3,821 million in 2Q02, an 8.5% improvement as compared to the previous quarter. The quarter over quarter improvement exceeded the quarter over quarter improvement of 7.8% for 2Q02.

    Adjusted EBITDA:

    Adjusted EBITDA for 3Q02 improved to a loss of JPY 1,439 million compared to a loss of JPY 1,847 million in 2Q02.

(Unit: JPY million)

                                 3Q02   2Q02    1Q02    4Q01    3Q01
----------------------------------------------------------------------
Adjusted EBITDA                -1,439 - 1,847 - 2,208 - 2,467 - 2,176
----------------------------------------------------------------------

    Capital expenditures (*3):

    Capital expenditures for the quarter amounted to JPY 2,307 million, down from JPY 7,643 million in 2Q02. Capital expenditures were primarily for investment related to Wide-Area Platform services.

    (*3)Crosswave defines capital expenditures as expenditures for property and equipment and initial obligations under capital leases and installment loans adjusted for sale and lease/installment back transactions.

    Company Information

    Crosswave offers broadband data communications services through Japan's first nationwide fiber-optic network specifically designed for the high-speed transmission of data traffic. Crosswave currently operates eight data centers nationwide. The Company was established in October 1998 by Internet Initiative Japan Inc., Sony Corporation and Toyota Motor Corporation with the goal of providing advanced, end-to-end data communications services to customers in Japan and to take advantage of demand for broadband data communications networks. Crosswave's executive offices are located at Crest Yasuda Bldg., 3-21, Kanda Nishiki-cho Chiyoda-ku, Tokyo 101-0054.
    Statements made in this press release that state Crosswave's or its management's intentions, beliefs, expectations, or predictions for the future are forward-looking statements that are based on Crosswave's and its management's current expectations, assumptions, estimates and projections about its business and the industry in which it operates. These forward-looking statements are subject to various risks, uncertainties and other factors that could cause Crosswave's actual results to differ materially from those contained in any forward-looking statements. These risks, uncertainties and other factors include: that we have incurred significant losses since our establishment in 1998 and expect to incur losses in the future: that we may need additional cash to further develop our network and fund our operations and if we are unable to obtain it, we will not be able to complete our network development plans as scheduled or we will be forced to modify or abandon some or all of our plans; that prices for data communication services we offer will continue to decline which may reduce our revenues or limit our ability to grow our revenues; and other risks referred to from time to time in Crosswave's filings with the Securities and Exchange Commission.

                     CROSSWAVE COMMUNICATIONS INC.          Appendix 1
----------------------------------------------------------------------
          CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
----------------------------------------------------------------------
For the Three Months Ended Dec 31, 2002, Dec 31, 2001 and Sep 30, 2002
 (Expressed in Thousands of Japanese Yen (JPY) and U.S. Dollars (USD)
                Except for Per Share and ADS Data) (1)

                            Year-over-year Comparison
              --------------------------------------------------------
                       Dec 31, 2002                Dec 31, 2001
              ---------------------------- ---------------------------
                                    % of                % of
                                   Total               Total    YOY
              USD (1)     JPY     Revenues    JPY     Revenues  Chg %
              -------- ----------- -------- --------- --------- ------
Revenues:
Data
 communication
 services      41,263   4,900,014   100.0%  2,964,406   100.0%   65.3%

Cost and
 expenses:
Cost of data
 communication
 services      47,578   5,649,918   115.3   4,551,945   153.5    24.1
Depreciation
 and
 amortization  13,504   1,603,634    32.7     997,992    33.7    60.7
Sales and
 marketing      3,431     407,396     8.4     272,765     9.2    49.4
General and
 admini-
strative        2,371     281,575     5.7     316,007    10.7   (10.9)
              -------- ----------- -------- --------- --------- ------
Total cost and
 expenses      66,884   7,942,523   162.1   6,138,709   207.1    29.4
              -------- ----------- -------- --------- --------- ------
Operating gain
 (loss)       (25,621) (3,042,509)  (62.1) (3,174,303) (107.1)   (4.2)
              -------- ----------- -------- --------- --------- ------

Other income
 (expenses):
Gain (loss) on
 foreign
 currency
 exchange         (41)     (4,916)   (0.1)    398,788    13.5  (101.2)
Other          (3,849)   (457,102)   (9.3)   (192,291)   (6.5)  137.7
              -------- ----------- -------- --------- --------- ------

Income (loss)
 before
 minority
 interests
 and income
   taxes      (29,511) (3,504,527)  (71.5) (2,967,806) (100.1)   18.1
              -------- ----------- -------- --------- --------- ------

Minority
 interests in
 consolidated
 subsidiaries      87      10,369     0.2         836     0.0 1,140.3
Income taxes        -           -       -           -       -       -
              -------- ----------- -------- --------- --------- ------
Net
 income(loss) (29,424) (3,494,158) (71.3%) (2,966,970)(100.1%)   17.8%
              ======== =========== ======== ========= ========= ======

Basic and
 Dilutive Net
 Loss Per
 Share                     (6,961)             (5,911)
Basic and
 Dilutive Net
 Loss Per ADS
 Equivalent
 (2)                       (34.81)             (29.55)
Weighted
 Average
 Number of
 Shares
 outstanding              501,960             501,960
Weighted Average
 Number of ADS
 Equivalents
 outstanding(2)       100,392,000         100,392,000


                             Sequential Comparison
               -----------------------------------------------
                                  Sep 30, 2002
               -----------------------------------------------
                                         % of
                                         Total         QOQ
                         JPY           Revenues       Chg %
               ------------------- --------------- -----------
Revenues:
Data
 communication
 services               4,316,974        100.0%         13.5%

Cost and
 expenses:
Cost of data
 communication
 services               5,510,027        127.6           2.5
Depreciation
 and
 amortization           1,567,545         36.3           2.3
Sales and
 marketing                333,242          7.8          22.3
General and
 admini-
strative                  320,245          7.4         (12.1)
               ------------------- --------------- ------------
Total cost and
 expenses               7,731,059        179.1           2.7
               ------------------- --------------- -------------
Operating gain
 (loss)                (3,414,085)       (79.1)        (10.9)
               ------------------- --------------- -------------

Other income
 (expenses):
Gain (loss) on
 foreign
 currency
 exchange                  14,425          0.4        (134.1)
Other                    (425,489)        (9.9)          7.4
              -------------------- --------------- ------------

Income (loss)
 before
 minority
 interests
 and income
   taxes               (3,825,149)       (88.6)         (8.4)
              -------------------- --------------- ------------

Minority
 interests in
 consolidated
 subsidiaries               4,439          0.1         133.6
Income taxes                    -            -             -
              -------------------- --------------- ------------
Net
 income(loss)          (3,820,710)      (88.5%)        (8.5%)
              ==================== =============== ============

Basic and
 Dilutive Net
 Loss Per
 Share                     (7,612)
Basic and
 Dilutive Net
 Loss Per ADS
 Equivalent
 (2)                       (38.06)
Weighted
 Average
 Number of
 Shares
 outstanding              501,960
Weighted Average
 Number of ADS
 Equivalents
 outstanding(2)       100,392,000


Note (1): The translations of Japanese yen amounts into US dollar amounts with respect to the three months ended Dec 31, 2002 are included solely for the convenience of readers outside Japan and have been made at the rate of JPY 118.75 = $1, the approximate rate of exchange on Dec 31, 2002.

Note (2): Each ADS is equal to 1/200th of a share of common stock. The ADR ratio will be changed to 1/20th of a share of common stock on February 18, 2003.


                     CROSSWAVE COMMUNICATIONS INC.          Appendix 2
----------------------------------------------------------------------
               CONSOLIDATED BALANCE SHEETS (UNAUDITED)
----------------------------------------------------------------------
          Asof Dec 31, 2002, Dec 31, 2001 and Sep 30, 2002
    (Expressed in Thousands of Japanese Yen (JPY) and U.S. Dollars (USD))(1)

                             Dec 31, 2002              Dec 31, 2001
                ------------------------------- ----------------------
                    USD (1)      JPY           %       JPY          %
                ----------- ----------- -------- ------------ --------
ASSETS
----------------
Current assets:
Cash and cash
 equivalents        39,549   4,696,445    7.2  %  12,850,690  20.9  %
Accounts
 receivable-net     19,742   2,344,398    3.6      1,511,975   2.5
Receivable of
 proceeds from
   sale and
    lease back
    transactions         -           -      -              -     -
Other current
 assets              9,349   1,110,204    1.7      1,403,454   2.2
                ----------- ----------- -------- ------------ --------
 Total current
     assets         68,640   8,151,047   12.5     15,766,119  25.6

Property and
 equipment-net     463,160  55,000,292   84.1     43,826,407  71.3
Deposits and
 other assets       18,771   2,229,059    3.4      1,911,499   3.1
                ----------- ----------- -------- ------------ --------
     Total         550,572  65,380,398  100.0  %  61,504,025 100.0  %
                =========== =========== ======== =========== =========

LIABILITIES AND
----------------
 SHAREHOLDERS'
     EQUITY
----------------
Current
 liabilities:
Short-term
 borrowings          8,421   1,000,000    1.5              -     -
Capital lease
 obligations-
 current portion    44,719   5,310,343    8.1      3,005,415   4.9
Long-term debt-
 current portion     8,663   1,028,718    1.6        292,612   0.5
Accounts payable    50,803   6,032,868    9.3      9,186,207  14.9
Accrued expenses    65,039   7,723,402   11.8      6,546,282  10.6
Other current
 liabilities         5,735     681,084    1.0        750,765   1.2
                ----------- ----------- -------- ------------ --------
 Total current
   liabilities     183,380  21,776,415   33.3     19,781,281  32.1

Capital lease
 obligations-
 noncurrent        168,315  19,987,440   30.6     13,258,890  21.6
Long-term debt-
 noncurrent        152,079  18,059,356   27.6      7,700,547  12.5
Other noncurrent
 liabilities           733      87,054    0.1         36,728   0.1
                ----------- ----------- -------- ------------ --------
     Total
   liabilities     504,507  59,910,265   91.6     40,777,446  66.3
                ----------- ----------- -------- ------------ --------

Minority
 interest              539      63,996    0.1         76,885   0.1

Shareholders'
 equity:
Common stock       256,796  30,494,526   46.6     30,494,526  49.6
Additional paid-
 in capital        156,150  18,542,796   28.4     18,317,795  29.8
Accumulated
 deficit          (367,461)(43,636,001) (66.7)   (28,165,922)(45.8)
Accumulated
 other
 comprehensive
 income                 41       4,816    0.0          3,295   0.0
                ----------- ----------- -------- ------------ --------
     Total
 shareholders'
     equity         45,525   5,406,137    8.3     20,649,694  33.6
                ----------- ----------- -------- ------------ --------
     Total         550,572  65,380,398  100.0  %  61,504,025 100.0  %
                =========== =========== ======== =========== =========

Note (1): The translations of Japanese yen amounts into US dollar amounts with respect to Dec 31, 2002 are included solely for the convenience of readers outside Japan and have been made at the rate of JPY118.75 =$1, the approximate rate of exchange on Dec 31, 2002.

                                 Sep 30, 2002
                ------------------------------------
                             JPY            %
                ---------------------- -------------
ASSETS
----------------
Current assets:
Cash and cash
 equivalents               3,125,212       4.9 %
Accounts
 receivable-net            2,597,139       4.1
Receivable of
 proceeds from
   sale and
    lease back
    transactions             259,254       0.4
Other current
 assets                    1,228,060       1.9
                ----------------------   -------
 Total current
     assets                7,209,665      11.3

Property and
 equipment-net            54,255,695      84.9
Deposits and
 other assets              2,418,693       3.8
                ----------------------   -------
     Total                63,884,053     100.0 %
                ======================   ========

LIABILITIES AND
----------------
 SHAREHOLDERS'
     EQUITY
----------------
Current
 liabilities:
Short-term
 borrowings                  500,000       0.8
Capital lease
 obligations-
 current portion           5,219,857       8.2
Long-term debt-
 current portion             386,159       0.6
Accounts payable           4,733,405       7.4
Accrued expenses           7,341,689      11.5
Other current
 liabilities                 693,085       1.1
                ----------------------   -------
 Total current
   liabilities            18,874,195      29.6

Capital lease
 obligations-
 noncurrent               21,083,496      33.0
Long-term debt-
 noncurrent               14,879,570      23.3
Other noncurrent
 liabilities                  72,707       0.1
                ----------------------   -------
     Total
   liabilities            54,909,968      86.0
                ----------------------   -------

Minority
 interest                     74,365       0.1

Shareholders'
 equity:
Common stock              30,494,526      47.7
Additional paid-
 in capital               18,542,796      29.0
Accumulated
 deficit                 (40,141,843)    (62.8)
Accumulated
 other
 comprehensive
 income                        4,241       0.0
                ----------------------   -------
     Total
 shareholders'
     equity                8,899,720      13.9

                ----------------------   -------
     Total                63,884,053     100.0 %
                ======================   ========

Note (1): The translations of Japanese yen amounts into US dollar amounts with respect to Dec 31, 2002 are included solely for the convenience of readers outside Japan and have been made at the rate of JPY118.75 =$1, the approximate rate of exchange on Dec 31, 2002.


                    CROSSWAVE COMMUNICATIONS INC.           Appendix 3
                  ---------------------------------
      CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
      -----------------------------------------------------------
For the Three Months Ended Dec 31, 2002, Dec 31, 2001 and Sep 30, 2002
    (Expressed in Thousands of Japanese Yen (JPY) and U.S. Dollars (USD)) (1)

                              Dec 31, 2002      Dec 31, 2001  Sep 30,
                                                               2002
                          ---------------------- ---------- ----------
                          USD (1)      JPY         JPY         JPY
                          --------- ------------ ---------- ----------
Operating Activities:
Net income (loss)         (29,424)  (3,494,158) (2,966,970)(3,820,710)
Depreciation and
 amortization              13,504    1,603,634     997,992  1,567,545
Unrealized foreign
 currency exchange
  (gain) loss                 (21)      (2,461)   (399,279)   (14,224)
Minority interest in net
 income (loss) of
 consolidated
 subsidiaries                 (87)     (10,369)       (836)    (4,439)
Decrease (increase) in
 accounts receivable        2,128      252,741     364,249   (424,148)
Decrease (increase) in
 other current assets       1,096      130,201    (282,588)   229,732
Decrease (increase) in
 other assets                 (34)      (4,050)          -     31,637
Increase (decrease) in
 accounts payable           9,493    1,127,274     321,088    160,304
Increase (decrease) in
 accrued expenses and
 other current liabilities  3,113      369,712     485,696    265,131
Increase (decrease) in
 other noncurrent
 liabilities                  121       14,347       7,282     14,346
                          --------- ------------ ---------- ----------
Net cash provided by (used
 in)
  operating activities       (111)     (13,129) (1,473,366)(1,994,826)
                          --------- ------------ ---------- ----------

Investing Activities:
Purchase of property and
 equipment                (19,384)  (2,301,849) (3,216,096)(6,751,496)
Decrease (increase) in
 other assets, net          1,225      145,524    (376,659)    25,572
Proceeds from sale and
 lease/installment  back   13,924    1,653,473   1,899,896  3,772,921
                          --------- ------------ ---------- ----------
Net cash provided by (used
 in)
  investing activities     (4,235)    (502,852) (1,692,859)(2,953,003)
                          --------- ------------ ---------- ----------

Financing Activities:
Increase in short-term
 borrowings, net            4,211      500,000           -    500,000
Proceeds from long-term
 borrowings                25,263    3,000,000           -  2,000,000
Principal payments under
 capital leases           (11,095)  (1,317,519)   (713,857)(1,182,216)
Principal payments under
 installment loans           (841)     (99,881)    (76,149)   (93,670)
                          --------- ------------ ---------- ----------
Net cash provided by (used
 in)
  financing activities     17,538    2,082,600    (790,006) 1,224,114
                          --------- ------------ ---------- ----------

Effect of Exchange Rate
 Changes on Cash               39        4,614     398,257     16,851
                          --------- ------------ ---------- ----------
Net Increase (Decrease) in
  Cash and Cash
   equivalents             13,231    1,571,233  (3,557,974)(3,706,864)
                          --------- ------------ ---------- ----------

Cash and Cash equivalents
  at Beginning of Period   26,318    3,125,212  16,408,664  6,832,076
                          --------- ------------ ---------- ----------
Cash and Cash equivalents
  at End of Period         39,549    4,696,445  12,850,690  3,125,212
                          ========= =========== =========== ==========


Note (1): The translations of Japanese yen amounts into US dollar amounts with respect to the three months ended Dec 31, 2002 are included solely for the convenience of readers outside Japan and have been made at the rate of JPY118.75 =$1, the approximate rate of exchange on Dec 31, 2002.

    CONTACT: JAPAN:
             Crosswave Communications Inc.
             Hiroaki Tsuno, +81-3-5205-4580 ir@cwc.co.jp or UNITED STATES:
             Citigate Financial Intelligence
             Robin Weinberg, 212/840-0008
             robin.weinberg@citigatefi.com

                                   Signatures


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                   Crosswave Communications Inc.

Date: February 12, 2003                         By:  /s/  Yasuharu Fushimi
                                                --------------------------------
                                                    Yasuharu Fushimi
                                                    Chief Financial Officer and
                                                    Representative Director